                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9
         Solicitation/Recommendation Statement Under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

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                            VASTAR RESOURCES, INC.
                           (Name of Subject Company)


                            VASTAR RESOURCES, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $0.01 Per Share
                        (Title of Class of Securities)

                                   922380100
                     (CUSIP Number of Class of Securities)

                                Albert D. Hoppe
                 Vice President, General Counsel and Secretary
                            Vastar Resources, Inc.
                             15375 Memorial Drive
                             Houston, Texas 77079
                           Telephone: (281) 584-6027

                               Charles M. Nathan
                    Fried Frank Harris Shriver and Jacobson
                              One New York Plaza
                           New York, New York 10004
                           Telephone: (212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing
Statement)


  [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.*

  *This Schedule 14d-9 relates to the proposed offer by BP Amoco p.l.c.

                                                                NR00-13
                                                             April 28, 2000

FOR IMMEDIATE RELEASE
VASTAR POSTPONES ANNUAL MEETING OF STOCKHOLDERS
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     Houston, TX -- Vastar Resources, Inc. (NYSE: VRI) today announced the postponement of its annual meeting of stockholders, pending future developments related to BP Amoco p.l.c.'s announced intention to make a tender offer for Vastar's outstanding shares. The meeting was originally scheduled for May 17. A new meeting date has not yet been set.

     Vastar Resources, Inc., headquartered in Houston, Texas, finds, develops and produces natural gas and liquid hydrocarbons. The company is active in more than 100 producing fields, with exploration and production activities in the Gulf of Mexico shelf and deepwater, Gulf Coast, Rocky Mountains and Mid-Continent areas. BP Amoco owns indirectly approximately 81.9 percent of Vastar's common stock. Additional information on Vastar is available on the company's website at www.vastar.com.

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Contacts:    James Bartlett  (281) 584-3448 (media)
             Ellen DeSanctis  (281) 584-3477 (financial)


As previously announced on March 16, 2000, BP Amoco advised Vastar's board of its intention to commence a tender offer for the minority stockholding of the company. Vastar shareholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer when they become available, as these statements will contain important information relating to the tender offer. Shareholders will be able to obtain these statements and any amendments thereto and other filed documents for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, Vastar Resources, Inc. will make the solicitation/recommendation statement and any amendments thereto available for free to Vastar's shareholders. Please direct your request for the solicitation/ recommendation statement to Ellen DeSanctis, Manager of Investor Relations and Corporate Communications, Vastar Resources, Inc., 15375 Memorial Drive, Houston, Texas 77079, Telephone (281) 584-3477.

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